May 22, 2014

Securities and Exchange Commission

Division of Corporation Finance

Attn: Pamela Long, Assistant Director

100 F Street N.E.

Washington DC 20549

Re:

Anpath Group, Inc.

Amendment No. 1 to Registration Statement on Form 10

Filed April 22, 2014

File No. 000-55148

Dear Ms. Long:

In response to your letter of May 5, 2014, we have provided our response to your comments as detailed below.

Item 1.  Business.

Business Development

Organization and Other Corporate Developments

1.

We note that your revised disclosure in response to comment six in our letter dated March 18, 2014, did not address all the information we requested.  Please further revise your disclosure to address:

•

to the extent applicable, how the ceased operations in 2011 relate to your reorganization and emergence from Chapeter 11 bankruptcy on December 23, 2010; and

•

the effect that emergence from bankruptcy had on your current structure and capitalization.

The requested disclosure has been added where indicated in the fourth and seventh paragraphs under the subheading “Organization and Other Corporate Developments.”

Geo-Biocides

2.

We note your response and revised disclosure in response to comment 16 in our letter dated March 18, 2014.  It is unclear how the EPA Data Reviews referenced in your response, support or override the EPA’s August 9, 2000 letter requesting that you “[d]elete the statement ‘NO EYE OR SKIN IRRITATION’ and the toxicity Category IV for labeling.”  Please reconcile this seemingly ambiguous disclosure.

We believe the April 21, 2014 revision, as it applies to Geo-Biocides and GeoTru, correctly demonstrates the toxicity of GeoTru. Per EPA requirements, GeoTru underwent a battery of six (6) toxicity tests performed at Stillmeadow, Inc., a testing lab in Sugar Land, Tx. These tests were conducted between November 2009 and July 2010, using Good Laboratory Practice (GLP). In 5 of the 6 tests conducted, GeoTru met or exceeded the guidelines for Toxicity Category IV, therefore no warnings or precautionary statements are necessary as it applies to oral, inhalation and dermal effects.  The most recent ‘EPA stamped label (approved) dated April 4, 2011” does contain the Precautionary Statement “Hazardous to humans and domestic animals” based on the eye irritation testing of the product.

As a matter of clarification with regard to EcoTru and the disclosure under the subheading “Surface Disinfectants”, any mention of EcoTru in 2000 (ref. EPA correspondence dated August 9, 2000) would have referred to a previous formulation and product.  The new formulation and product, EcoTru [Revised] was registered by the EPA on September 2, 2011 under a new EPA registration number (70791-4).  The master label (‘stamped label’) contains a representation that EcoTru “Meets EPA Requirements for Toxicity Category IV (no special warnings or precautionary statements required for harmful dermal, ocular, inhalation or ingestion effects.”  The March 18, 2014 response indicates the disclosure has been revised to indicate that the Master Label that was attached as an exhibit to the EPA’s Notice of Pesticide Registration dated September 2, 2011, contains a representation that EcoTru “Meets EPA Requirements for Toxicity Category IV (no special warnings or precautionary statements required for harmful dermal, ocular, inhalation or ingestion effects).

Patents, trademarks, licenses, franchises, concessions,…

3.

We note that your response to comment 23 in our letter dated March 18, 2014, does not clarify whether you have one or two patent applications pending.  For example, it is unclear how you hold rights to technology subject to a patent application (application number 13/970,704).

Please see the revised disclosure under the above-referenced heading.

Emerging Growth Company

4.

We note your response to comment two in our letter dated March 18, 2014.  Please revise your disclosure to indicate that you are an emerging growth company, rather than you “may be deemed” as one.

The requested change has been made as indicated.

Item 1A.  Risk Factors

Because Arthur R. Batson owns a majority of our outstanding common stock, he can elect our directors without regard to other stockholders’ votes.

5.

We note your disclosure in response to comment 25 in our letter dated March 18, 2014.  Please expand this risk factor to encompass other conflicts of interest resulting from Mr. Batson’s controlling ownership in the company (i.e., approving changes in control transactions which may not be in the best interest of minority shareholders).

The risk factor has been revised to include this additional element of risk to minority stockholders.

Liquidity

6.

Please include here a discussion regarding the $205,000 loan Alpha Capital Anstalt made to the company.  Please summarize the material terms of the loan arrangement, and file any debt instrument in connection with this loan as an exhibit to your registration statement.  In this regard, we note your disclosure in Note 4 to your financial statements.

A new second paragraph has been added under the subheading “Liquidity” to disclose the principal terms of the Alpha Capital note and related documents.  Copies of each of these documents, including Note Extension Agreements, were filed as exhibits to the Company’s Registration Statement on Form 10 filed on February 19, 2014.

Properties

7.

We note your response to comment three in our letter dated March 18, 2014.  Please revise your disclosure to clearly identify the office from which you conduct your business.

The disclosure under the heading “Properties” has been revised to indicate that the Company conducts its operations from the office located in Austin, Texas.

Item 6.  Executive Compensation

Summary Compensation Table

8.

With a view toward disclosure, please explain to us why the grant date fair value for shares issued on June 7, 2013 increased from $0.01 per share in your initial filing to $0.80 per share in your most recent amendment.

The footnotes to the Summary Compensation Table have been revised to clarify that the valuation of $0.80 per share was based on the most recent public trading price of the Company’s common stock as of the date of grant.  Note 5 to the unaudited financial statements has also been expanded in this regard.

Director Compensation

9.

In response to comment 37 in our letter dated March 18, 2014, you disclose that Mr. Spencer’s greater compensation relative to Mr. Robbins’ “reflects Mr. Spencer’s greater time commitment with respect tot eh Company’s affairs, at the request of our majority stockholder.”  Please revise your disclosure to qualify “the greater time commitment” statement by disclosing what those commitments are, and how they differ from the director services provided by Mr. Robbins.  In addition, your disclosures indicate that the management of the company and the decision making authority appears to rest with the controlling stockholder, Mr. Batson, rather than with the company’s CEO, reflected also by the discrepancy in the number of stock awards received by Mr. Breedlove as compensation for his services, with the significantly larger award of 3,525,000 shares received by Mr. Batson for services rendered.  We note also that with respect to the directors of the company, you disclose that it is Mr. Batson’s determination that they possess the requisite qualifications to serve as directors.  In light of these facts, please provide detailed background information regarding Mr. Batson’s involvement with the company, how he acquired a controlling interest in the company, and how he influences the company’s business on a day-to-day basis.  We may have additional comments following the review of your response.

Please see the first and second paragraphs under the subheading “Director Compensation” for the response to this comment.

Item 7.  Certain Relationships and Related Transactions, and Director Independence.

10.

Refer to comment 39 in our letter dated March 18, 2014.  Considering that Mr. Batson was issued 3,525,000 shares in “consideration for services rendered” on June 7, 2013 and that his address and phone number are used to inquire about products, please revise your disclosure to describe the services for which Mr. Batson received the 3,525,000 shares and file any consulting or other arrangement he may have with the company as an exhibit to the registration statement.

The second paragraph under “Certain Relationships and Related Transactions, and Director Independence” has been expanded to provide the requested disclosure.

Item 13.  Financial Statements and Supplementary Data

Report of Independent Public Accounting Firm

11.

Please request that your independent public accounting firm revise the opinion paragraph of their report to refer to Anpath Group, Inc. and to refer to the appropriate periods that were audited.  Please also request your independent public accounting firm to revise their fourth paragraph to refer to the appropriate note that discusses Anpath’s losses from operations, working capital deficiency, its ability to continue as a going concern and management’s plans regarding these matters.

The requested changes have been made to the independent public accounting firm’s report.

Unaudited Financial Statements

General

12.

We note your response to comment 45 in our letter dated March 18, 2014; however, it does not appear that this disclosure has been provided in your registration statement.  In this regard, please provide the shareholders’ equity disclosures required by ASC 505-10-50-2.

The unaudited financial statements contain a statement of stockholders’ equity.

Note 1 – Stock Based Compensation

13.

We note your response to comment 46 in our letter dated March 18, 2014 and the revisions to your registration statement.  Please expand your policy to also address your accounting policy for non-employees for services provided.  Refer to ASC 505-50-30.

The disclosure under “Stock Based Compensation” of Note 2 to the Company’s unaudited financial statements has been revised accordingly.

Note 4 – Notes Payable

14.

We note your response to comment 47 in our letter dated March 18, 2014 and the revisions to your registration statement.  Please expand your disclosure to state, if true, that the note with Alpha Capital Anstalt does not have an interest rate, as well as clarify the maturity date of the note.  Please also expand your disclosure to clarify how you accounted for the shares of common stock issued in connection with the borrowing and the note extension, and provide the authoritative literature you relied on.

The second paragraph under Note 4 has been revised to include the requested disclosure.

Please advise whether there will be any additional comments on this filing.

ANPATH GROUP, INC.

By /s/ J. Lloyd Breedlove

J. Lloyd Breedlove, President